

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2023

John Huemoeller
President
AXIM Biotechnologies, Inc.
6191 Cornerstone Court, E. Suite 114
San Diego, CA 92121

> **Re: AXIM Biotechnologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 2, 2023**
> **File No. 333-272390**

Dear John Huemoeller:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: John Cleary